EXHIBIT 21.1
Subsidiaries of Maxwell Technologies, Inc.

ENTITY	STATE/COUNTRY OF INCORPORATION
Maxwell Technologies SA	Switzerland
Maxwell Technologies Korea Co., Ltd. (formerly Nesscap Korea Co., Ltd)	Korea
I-Bus/Phoenix, Inc.	California
MML Acquisition, Inc.	Delaware
Maxwell Holding GmbH (formerly I-Bus/Phoenix, GmbH)	Germany
Maxwell Technologies GmbH	Germany
Maxwell Technologies Hong Kong Ltd	Hong Kong
Maxwell Technologies Shanghai Trading Co., Ltd	PRC, Shanghai, Pudong
Maxwell Technologies Shenzhen Trading Co., Ltd	PRC, Shenzhen, Longgang